SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       LIGAND PHARMACEUTICALS INCORPORATED
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   53220K 20 7
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000

                                    Copy to:
                            Lisabeth F. Murphy, Esq.
                           Athena Neurosciences, Inc.
                              800 Gateway Boulevard
                      South San Francisco, California 94080
                                 (650) 877-0900
                            Telecopy: (650) 875-3620
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 9, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 53220K 20 7

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
             ONLY)
          Elan Corporation, plc
          I.R.S. Employer Identification No.: NA
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  / /
                                                              (b) / /
          N/A
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

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          WC
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)  N/A

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ireland
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                             7         SOLE VOTING POWER

        NUMBER OF                      5,041,160
         SHARES              __________________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        None
        REPORTING            __________________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       5,041,160
                             --------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       None
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,041,160
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  / /
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.8 (based upon outstanding common stock as of October 31,
            1998)
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14        TYPE OF REPORTING PERSON

          CO
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



Item 1.  Security and Issuer.

     This statement relates to the Common Stock, $0.001 par value ("Common Stock"), of Ligand Pharmaceuticals Incorporated (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 10275 Science Center Drive, San Diego, California 92121.

Item 2.  Identity and Background.

     This Form 13-D is filed on behalf of Elan Corporation, plc ("Elan"), a public limited company organized and existing under the laws of Ireland.

     Elan is a leading worldwide specialty pharmaceutical company. The principal business and office address of Elan is: Lincoln House, Lincoln Place, Dublin 2, Ireland. Information as to the name, business address, present principal occupation or employment and organization in which such occupation or employment is conducted and citizenship of each director, executive officer and controlling person of Elan is annexed hereto as Schedule A, and is incorporated herein by reference.

     Neither Elan nor, to the best of Elan's knowledge, any of the persons listed on Schedule A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration.

     Pursuant to a Stock Purchase Agreement, dated as of September 30, 1998, by and between the Issuer and Elan International Services, Ltd., a wholly-owned subsidiary of Elan ("EIS"), EIS acquired 1,278,970 shares of Common Stock (the "First Shares") on September 30, 1998 for an aggregate cash purchase price of $14,900,000.50. In addition, pursuant to a Securities Purchase Agreement, dated as of November 6, 1998, by and among the Issuer, EIS and Elan (the "Purchase Agreement") (a copy of which is filed as an exhibit to this Schedule 13D), on November 9, 1998, EIS acquired (i) an additional 437,768 shares of Common Stock (the "Second Shares") for an aggregate cash purchase price of $5,099,997.20 and
(ii) zero coupon convertible senior notes due 2008 of the Issuer with an 8.0% per annum yield to maturity (the "Notes") and an issue price of $30,000,000 (the "Initial Notes"). The issue price plus all accrued interest on the Initial Notes is convertible into Common Stock of the Issuer at any time at the option of EIS at a conversion price of $14.00 per share. Finally, pursuant to a Development, License and Supply Agreement, dated as of November 6, 1998 (the "License Agreement") (a copy of which is filed as an exhibit to this Schedule 13D), by and between the Issuer and Elan, on November 9, 1998, Elan acquired (i) 429,185 shares of Common Stock of the Issuer (the "Third Shares") and (ii) Notes of the Issuer (the

"Additional Notes" and, together with the First Shares, the Second Shares, the Third Shares and the Initial Notes, the "Securities") with an issue price of $10,000,000, in each case, in lieu of certain cash license fees payable by the Issuer to Elan pursuant to the License Agreement. The issue price plus all accrued interest on the Additional Notes is convertible into Common Stock of the Issuer at any time at the option of Elan at a conversion price of $14.00 per share. The First Shares, the Second Shares and the Initial Notes were purchased by EIS with general corporate funds. None of such funds were borrowed.

Item 4.  Purpose of Transaction.

     Elan acquired the Securities for the purpose of making an investment in the Issuer and in connection with the execution of the License Agreement.

     Each of the Initial Notes and the Additional Notes are convertible into Common Stock of the Issuer at the option of EIS and Elan, respectively, at a conversion price of $14.00 per share. The number of shares of Common Stock into which the Initial Notes and the Additional Notes may be converted is based upon the quotient obtained by dividing the issue price thereof plus all accrued interest thereon to the conversion date by $14.00.

     The Issuer has granted to Elan and EIS certain registration rights for the First Shares, the Second Shares and the Third Shares and the shares of Common Stock issuable upon conversion of the Initial Notes and the Additional Notes.

     Pursuant to the Purchase Agreement, subject to certain conditions, at the Issuer's request, EIS will purchase additional Notes with an issue price of up to $70,000,000 on or before December 31, 1999. Such Notes will be convertible into Common Stock of the Issuer at the option of EIS at a conversion price equal to the average of the closing prices of the Common Stock for the 20 consecutive trading days immediately preceding the issue date of such Notes, plus a premium; provided that the conversion price of such Notes will not be less than $14.00 or greater than $20.00 per share. In addition, pursuant to the License Agreement, Elan may, at the option of the Issuer, acquire additional shares of Common Stock in lieu of certain cash fees which may become payable by the Issuer to Elan pursuant thereto upon the achievement of certain milestones.

     Other than as set forth above, neither Elan nor EIS has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The foregoing descriptions of the Purchase Agreement and the License Agreement do not purport to be complete and are qualified in their entirety by reference to the full text thereof, copies of which are filed herewith as Exhibits 1 and 2 and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

     (a) Elan is the beneficial owner of 5,041,160 shares of Common Stock, or approximately 11.8%, of the outstanding shares of Common Stock (based upon the outstanding shares of Common Stock as of October 31, 1998 and the shares of Common Stock issuable upon conversion of the Initial Notes and the Additional Notes). To the best knowledge of Elan, no other person named in Item 2 above beneficially owns any shares of Common Stock of the Issuer.

     (b) Elan has sole power to vote and sole authority to dispose or direct the disposition of all shares of Common Stock reported by this Schedule 13D.

     (c) See Items 3 and 4 above.

     (d) N/A

     (e) N/A

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships described in Item 6 of Schedule 13D.

Item 7.  Items to be Filed as Exhibits.

Exhibit 1* Securities Purchase Agreement, dated as of November 6, 1998, by and among Elan, EIS and the Issuer.

Exhibit 2* Development, License and Supply Agreement, dated as of November 9, 1998, by and between Elan and the Issuer.


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*    Certain confidential portions of these Exhibits were omitted by means of marking such portions with an asterisk (the "Mark"). These Exhibits have been filed separately with the Secretary of the Commission without the Mark pursuant to Elan's Request for Confidential Treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

                                    Signature


     The undersigned certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

January 6, 1999

                                     ELAN CORPORATION, PLC


                                     By: /s/ William F. Daniel
                                         -----------------------------------
                                         Name: William F. Daniel
                                         Title: Group Financial Controller

                                   Schedule A

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each director (other than Messrs. Armen, Balog, Boushel, Crowley, Gillespie, McIntyre, McLaughlin, Selkoe and Thornburgh) and officer of Elan Corporation, plc ("Elan") are set forth in the following table:

1.       (a)      Donal J. Geaney
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Director, Chairman of the Board and Chief Executive
                  Officer of Elan
         (d)      Ireland

2.       (a)      John Groom
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Director, President and Chief Operating Officer of Elan
         (d)      United Kingdom

3.       (a)      Thomas G. Lynch
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Director, Executive Vice President and Chief Financial
                  Officer of Elan
         (d)      United Kingdom

4.       (a)      William F. Daniel
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Group Vice President, Finance and Group Controller of Elan
         (d)      Ireland

5.       (a)      Lisabeth F. Murphy
         (b)      800 Gateway Boulevard, South San Francisco, CA 94080
         (c)      Vice President and General Counsel of Elan
         (d)      United States

6.       (a)      Mark A. Pearson
         (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
         (c)      Partner, McCann FitzGerald; Secretary of Elan
         (d)      Ireland

         The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each director (other than Messrs. Geaney, Groom, and Lynch) are set forth in the following table:

1.       (a)      Garo H. Armen, Ph.D.
         (b)      630 Fifth Avenue, Suite 2167, New York, New York  10111
         (c)      Managing General Partner, Armen Partners, L.P.; Chairman of
                  the Board and Chief Executive Officer of Antigenics, LLC
         (d)      United States

2.       (a)      James Balog
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Retired
         (d)      United States

3.       (a)      Brendan E. Boushel
         (b)      9 Upper Mount Street, Dublin 2, Ireland
         (c)      Retired
         (d)      Ireland

4.       (a)      Laurence G. Crowley
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Executive Chairman, Michael Smurfit Graduate School of
                  Business of University College Dublin
         (d)      Ireland

5.       (a)      Alan R. Gillespie, Ph.D.
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Managing Director, Goldman Sachs International
         (d)      United Kingdom

6.       (a)      Kevin McIntyre, M.D.
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Associate Clinical Professor of Medicine at Harvard
                  Medical School
         (d)      United States

7.       (a)      Kyran McLaughlin
         (b)      Davy House, 49 Dawson Street, Dublin 2, Ireland
         (c)      Joint Chief Executive, Davy Stockbrokers
         (d)      Ireland

8.       (a)      Dennis J. Selkoe, M.D.
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Professor of Neurology and Neuroscience at Harvard Medical
                  School
         (d)      United States

9.       (a)      Richard L. Thornburgh
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (C)      Counsel to the law firm of Kirkpatrick & Lockhart LLP
         (d)      United States

10.      (a)      Kieran McGowan
         (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
                  Dublin 2, Ireland
         (c)      Retired
         (d)      Ireland

                                  Exhibit Index

Exhibit No.          Exhibit

1*          Securities Purchase Agreement, dated
            as of November 6, 1998, by and among
            Elan Corporation, plc and Ligand
            Pharmaceuticals Incorporated.

2* Development, License and Supply Agreement, dated as of November 9, 1998, by and between Elan Corporation, plc and Ligand Pharmaceuti-cals Incorporated.







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*    Certain confidential portions of these Exhibits were omitted by means of marking such portions with an asterisk (the "Mark"). These Exhibits have been filed separately with the Secretary of the Commission without the Mark pursuant to Elan's Request for Confidential Treatment under Rule 24b-2 of the Securities Exchange Act of 1934.